UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

CSP, Inc. (Name of Issuer)
Common Stock (NO PAR VALUE) (Title of Class of Securities)
126389105 (CUSIP Number)
Robert Ouriel
Law Offices of Robert Ouriel Attorneys and Counselors at Law
212 W. 71st Street, Suite 1B
New York, NY 10023
(212) 580-9579
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 01, 2002 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 126389105

1.	Names of Reporting Persons. Christopher J. Hall I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 312,314

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 312,314

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,314

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.9%

14.	Type of Reporting Person IN

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on March 11, 2002, by Christopher J. Hall relating to the common stock, par value $.01 per share ("Common Stock") of CSP, Inc., a Massachusettes corporation (the "Company"). Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

         The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

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Item 3. Source and Amount of Funds or Other Consideration:

          Item 3 is hereby amended and supplemented by adding the following:

         From March 18, 2002 until August 1, 2002 Mr. Hall purchased an additional 41,250 Shares of the Company's common stock in the open market.

         Subsequent to the acquisition of the above shares Mr. Hall was the beneficial owner of 312,314 Shares or 8.9% of the outstanding shares of the Company.

Item 4. Purpose of Transaction
Item 4 is hereby amended by supplementing subsection (d) by adding the following:
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(d)

Mr. Hall as of the date of this Amendment and in preparation for the Company's next annual shareholder's meeting is currently considering the proposal of two nominees to serve on the Company's board of directors. Provided Mr. Hall proposes such nominees, Mr. Hall intends to vote his shares in favor of those individuals nominated.

Item 5. Interest in Securities of the Issuer.

(a)

The equity securities to which this statement relates consists of 312,314 shares of Common Stock, including: 22,200 shares of Common Stock owned by The Hemisphere Trust, a Belize company wholly owned by Mr. Hall and 290,114 shares of Common Stock owned by Mr. Hall as an individual.

(c)	During the 60 days preceding the filing of this report, Mr. Hall had made purchases of shares of Common Stock in the open market as set forth below:

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
June 4, 2002 June 6, 2002 June 21, 2002 June 25, 2002 July 16, 2002 July 17, 2002 July 22, 2002 July 24, 2002 July 25, 2002 July 29, 2002 August 1, 2002 August 1, 2002	900 2,000 1,100 8,000 7,600 200 1,000 3,750 1,100 600 8,000 1,300	$ 3.25 $3.30 $3.21 $3.05 $2.78 $2.81 $2.82 $2.70 $2.76 $2.68 $2.77 $2.77

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 09, 2002
Christopher J. Hall
By:	/s/ Christopher Hall Christopher Hall
Title:	Individual

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